1735 Market Street, 51st Floor	Peter Jaslow
Philadelphia, PA 19103-7599	Tel: 215.864.8737
TEL 215.665.8500	Fax: 215.864.8999
FAX 215.864.8999	jaslowp@ballardspahr.com
www.ballardspahr.com

September 10, 2021

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street N.E.
Washington D.C. 20549
Attn: David Lin

Re:	Salt Blockchain Inc. Amendment No. 3 to Registration Statement on Form 10-12G Filed July 27, 2021 File No. 000-56283

Ladies and Gentlemen:

We are providing this response letter on behalf of Salt Blockchain Inc. (the “Company” or “Salt”) with respect to the Staff’s comment letter dated August 13, 2021, regarding the above-referenced Amendment No. 3 to Registration Statement on Form 10-12G (the “Form 10”). The Company filed an Amendment No. 3 to the Form 10 on July 27, 2021. Concurrently with the submission of this response letter, we are also filing Amendment No. 4 to the Form 10 (“Amendment No. 4”). For your convenience, the Staff’s comment has been reproduced below, followed by the Company’s response. Capitalized terms used and not defined in this response letter have the meanings given to such terms in the Form 10.

Amendment No. 3 to Registration Statement on Form 10-12G

General

1.

We note your response to comment 13 that the company ended its support for XRP as a supported collateral type following the SEC action involving XRP. However, your disclosure throughout the filing continues to reference XRP as a supported collateral type. Please revise as applicable.

RESPONSE: We have revised the Form 10 to remove references to XRP as a currently supported collateral type. The Company previously accepted XRP as an accepted collateral type. Accordingly, the Form 10 retains certain references to XRP for prior periods when XRP was accepted as collateral.

United States Securities and Exchange Commission

September 10, 2021

2.

We note your response to comment 12 and your revised disclosure that, prior to accepting new digital assets, the Company reviews a number of factors but the Company does not have any specific parameters or limits on such factors and considers a review as a whole of such factors when determining whether to accept a new asset. Please revise your disclosure to clarify the purpose of the review that you conduct and explain how the various factors that you identify inform this purpose. In addition, we note that you identify the "CRC asset rating" as one of the factors that you review. Please further revise to explain this rating system in greater detail and its relevance to your determination of whether to accept a new digital asset as collateral.

RESPONSE: We have revised the disclosure on page 3 of the Form 10 to address the requested disclosure. The revised disclosure summarizes the process undertaken and factors considered by the Company when determining whether to accept a new digital asset, including whether a digital asset is a security under applicable securities laws. The CRC asset rating provides an initial view from the Crypto Ratings Council, LLC, an independent rating organization, as to the likelihood of a digital asset being considered a “security” and is used by the Company as part of its overall analysis as to whether a digital asset is a security. Because such rating is only a portion of the Company’s analysis that the Company does not believe is material to an understanding of the Company’s process of analyzing new digital assets, we have revised the Form 10 to remove the reference to CRC asset rating.

3.

We note your response to comment 30 that you do not believe you are an investment company under the Investment Company Act of 1940. Please provide us with further information needed to conduct an analysis under section 3(a)(1)(C) of the 1940 Act, including a detailed list of your assets on an unconsolidated basis and the value you assign to each of them. To the extent applicable, please provide what exclusion(s) or exemption(s) from the 1940 Act you (and/or each of your subsidiaries) are relying on and provide us with detailed legal analysis supporting your determination that the exclusion or exemption is available to you (and/or each of your subsidiaries).

RESPONSE: As previously described in our response letter dated June 29, 2021, we respectfully submit that the Company is not an investment company under the Investment Company Act of 1940 (the “1940 Act”), because the Company together with its subsidiaries is a lending company engaged in the business of providing loans collateralized by digital assets and does not hold itself out as being engagement and is not engaged in the business of investing, reinvesting, or trading in securities. As described in our prior response, the definition of investment company under Section 3(a)(1)(C) of the 1940 Act requires that a company both be “engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading securities” and hold investment securities in an amount in excess of the company’s total assets on an unconsolidated basis. Because the Company is not engaged in in the business of investing, reinvesting, or trading in securities, the Company does not meet the definition of an investment company under Section 3(a)(1)(C) of the 1940 Act even though the value of its investment securities is in excess of 40% of its total assets. The Company therefore respectfully submits that the detailed listing of assets on an unconsolidated basis should not be necessary as part of investment company analysis under the 1940 Act.

United States Securities and Exchange Commission

September 10, 2021

Further, as described in our prior response letter, Section 3(b)(1) of the 1940 Act specifically exempts “any issuer primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.” In this exemption, there is no reference to the percentage of investment securities to total assets, and accordingly, this exemption is clearly meant to apply regardless of the percentage. As summarized above and in our prior letter, the Company is, in fact, engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities.

For the above reasons and the reasons provided in our prior response, the Company is not an investment company under the 1940 Act, and the information regarding its assets on an unconsolidated basis should not impact this analysis.

Our Business, page 1

4.

You disclose that your target markets are consumers and commercial enterprises that hold digital assets and are seeking liquidity, primarily in the United States. Since the majority of the collateral you hold (BTC and ETH) is liquid, please revise to clarify the liquidity your target markets are seeking. For example, revise to state that consumers and commercial enterprises do not sell their crypto assets to you, but instead borrow against them. Once the loans are repaid, the crypto assets will be returned to the borrower.

RESPONSE: The Company has revised its disclosure on pages 1, 48, F-7 and F-40 of Amendment No. 4 to address the Staff’s comment.

The Salt Token Terms and Conditions include terms that provide for claims against Salt to be resolved through binding arbitration..., page 38

5.

We note your response to comment 8 indicating that you have revised the SALT Token Terms & Conditions to clarify that the binding arbitration, class action waiver and jury trial waiver provisions do not apply to claims under the federal securities laws. Please also revise your registration statement to disclose the same (e.g., in the penultimate risk factor on page 38 and related disclosure on page 84).

RESPONSE: The Company has revised its disclosures in the risk factor on page 38 of Amendment No. 4 to reflect that these provisions do not apply to claims under the federal securities laws and to include a reference to these provisions in the related disclosure on page 90.

United States Securities and Exchange Commission

September 10, 2021

Liquidity and Capital Resources, page 52

6.

Please revise your disclosure to explain the purpose(s) for borrowing USDC. In addition, given the large amount of USDC you have borrowed in recent periods, please revise to include a brief discussion explaining how the material features of your virtual currency loan agreements work and their significance to your business operations and provide illustrative examples as appropriate. Your revised disclosure should address, without limitation, the following:

●	describe in greater detail the material terms and conditions of your virtual currency loan agreements;
●	clarify who keeps any return received on USDC held;
●	quantify any fees or payment arrangements, describe the manner in which they will be calculated and timing thereof by and among the counterparties; and
●	identify by name the counterparties to the virtual currency loan agreements or tell us why such information is not material to an understanding of your business.

RESPONSE: The Company has revised its disclosures to describe the purpose for its borrowing of USDC.

7.	Please revise this section to include the transactions listed in your subsequent events disclosure on pages F-32 and F-33, as applicable.

RESPONSE: The Company has revised its disclosure to include a description of such transactions, as applicable.

Notes to Consolidated Financial Statements

Note 5 - Digital Assets, Net, page F-18

8.

We note you acquired $60.1m and sold $50.1m of digital assets during the year ended December 31, 2020. Please revise to describe the type of the digital assets you acquired and sold, whether the acquisitions and sales involved the exchange of cash, any related gain or loss and the business purpose of these transactions.

RESPONSE: The Company has revised its disclosure to address such disclosure.

United States Securities and Exchange Commission

September 10, 2021

Please contact Dustin Hull, the Chief Financial Officer of the Company, at (281) 229-1236, or me at (215) 864-8737, if you have any questions about our response.

Very truly yours,

/s/ Peter Jaslow

Peter Jaslow

PJ/mbl

cc:	Justin English Dustin Hull